UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

__________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Daktronics Inc. 401(k) Plan,

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Daktronics Inc. 401(k) Plan (the "Plan") as of April 30, 2019 and 2018, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the years ended April 30, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of April 30, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
August 26, 2019

We have served as the auditor of the Plan since 2017.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2019 AND 2018

	Year Ended
	April 30, 2019	April 30, 2018
Assets
Participant directed investments at fair value	$148,707,944	$135,117,332

Receivables:
Notes receivable from participants	2,030,910	1,936,452
Employer contributions	759,872	708,041
Accrued interest	6,136	4,831
	2,796,918	2,649,324
Total assets	151,504,862	137,766,656

Liabilities
Accrued administration expenses	44,051	43,206
Excess contributions payable	5,758	28,394
Total liabilities	49,809	71,600

Net assets available for benefits	$151,455,053	$137,695,056

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2019 AND 2018

	Year Ended
	April 30, 2019	April 30, 2018
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,200,791	$10,375,872
Interest and dividends	2,149,571	1,640,783
	7,350,362	12,016,655
Contributions:
Participants	7,916,170	7,413,264
Employer	2,727,264	2,594,777
	10,643,434	10,008,041
Total additions	17,993,796	22,024,696

Deductions from net assets attributed to:
Benefits paid to participants	4,025,018	6,553,875
Administrative expenses	208,781	292,237
Total deductions	4,233,799	6,846,112
Increase in net assets	13,759,997	15,178,584

Net assets available for benefits:
Beginning of year	137,695,056	122,516,472
End of year	$151,455,053	$137,695,056

See notes to financial statements

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan providing benefits for substantially all United States based employees of both Daktronics, Inc. (the "Plan Sponsor") and its subsidiaries (collectively referred to as the “Company”) if such employees have attained 21 years of age and completed applicable service requirements.  The service requirements are three months in the case of both participant and employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 (the "Code").  The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund.  This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participants' contributions: Participants may elect to have the Company contribute a percentage of their eligible compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions:  For fiscal 2019 and fiscal 2018, the Company matched 50 percent of the first six percent of the employee’s eligible pay.  Matching contributions are invested in accordance with the participant's direction. No additional discretionary contributions were made by the Company for the years ended April 30, 2019 and 2018.

Participants' accounts:  Each participant’s account is credited with the participant’s contributions and the Company's matching contributions, is allocated the Plan's earnings and losses, and is charged with an allocation of administrative expenses.  Allocations of administrative expenses are based on participants' earnings or account balances, as defined in the Plan’s provisions.  The participant is entitled to the benefit provided from the participant's vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts vest at the rate of 20 percent per year and become fully vested after five years of credited service.  Employees based in the United States hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former employer for purposes of determining eligibility, vesting, and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid.

Investment fund information:  Participants may individually direct employee contributions into various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants:  Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are transfers between the investment funds and the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded when it is earned. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess contributions refundable:  At April 30, 2019 and 2018, $5,758 and $28,394, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts:  During the years ended April 30, 2019 and 2018, respectively, forfeitures of the non-vested account balances of terminated participants of $27,158 and $17,383 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management service fees, legal fees, and audit fees, are paid by the Plan and are netted against investment returns.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and judgments that affect the reported amounts in the financial statements, accompanying notes and supplemental schedule.  Actual results may differ from those estimates.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

New Accounting Pronouncements: In July 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-09, Codification Improvements, which among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. In addition, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Code ("ASC") 820, Fair Value Measurement. The standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Management does not expect the adoption of ASU 2018-09 to have any impact on the Plan's financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends ASC 820, Fair Value Measurement, to add, remove and modify certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. Management does not expect the adoption of ASU 2018-13 to have any impact on the Plan's financial statements.

NOTE 3. FAIR VALUE MEASUREMENT

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between the following three levels of inputs which may be utilized when measuring fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The following tables present the Plan’s assets valued at fair value as of April 30, 2019 and 2018 by level within the fair value hierarchy. There have been no transfers of assets or liabilities among the fair value hierarchies presented.

	Assets at Fair Value as of April 30, 2019
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$20,107,503	$—	$—	$20,107,503
Mutual funds:
Equity	83,592,840	—	—	83,592,840
Fixed income	6,105,248	—	—	6,105,248
Balanced	24,325,203	—	—	24,325,203
Money market mutual fund*	—	651,688	—	651,688
	$134,130,794	$651,688	$—	$134,782,482
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Wells Fargo Stable Return Fund*				6,620,596
Wells Fargo/BlackRock S&P 500 Index*				7,304,866
Total Investments at Fair Value				$148,707,944

	Assets at Fair Value as of April 30, 2018
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$24,388,682	$—	$—	$24,388,682
Mutual funds:
Equity	75,046,264	—	—	75,046,264
Fixed income	4,554,431	—	—	4,554,431
Balanced	8,750,519	—	—	8,750,519
Money market mutual fund*	—	503,361	—	503,361
	$112,739,896	$503,361	$—	$113,243,257
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Wells Fargo Stable Return Fund*				5,293,474
Wells Fargo/BlackRock S&P 500 Index*				6,244,651
Wells Fargo Target Funds*				10,335,950
Total Investments at Fair Value				$135,117,332
*Indicates a party-in-interest to the Plan.
**Certain investments that are measured at fair value using the net asset per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

The following is a description of the valuation techniques and inputs used for each major class of investment measured at fair value by the Plan:

Daktronics, Inc. common stock:  The fair values are the quoted market prices of the active market on which the individual securities are traded.

Mutual funds: The fair value of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on the active market on which the individual funds are traded.

Money market mutual fund: The money market mutual fund invests in the Wells Fargo/BlackRock Short-Term Investment Fund S. Valuation of this fund's units occur daily. Unit values are determined by dividing the value of the fund's net assets by the total number of participants' units outstanding on the valuation date. The Wells Fargo/BlackRock Short Term Investment Fund S seeks to maintain a constant net asset value of $1 per unit; however, there can be no guarantee that this fund will meet this goal.

Common collective trusts:  The common collective trust investments are valued at NAV. The individual holdings in the funds are publicly traded on major market exchanges, and their end of day price and total shares held are used to determine each fund’s total market value. None of these funds have a finite life or unfunded commitments related to this type of investment. The Wells Fargo/BlackRock S&P 500 Index Fund is an index fund that invests in the equity securities of companies that compose the Standard & Poor's 500 Index and allows for daily liquidity with no additional days’ notice required for redemption. The Wells Fargo Stable Return Fund seeks to provide investors with a moderate level of stable income without principal volatility and allows for redemption following a 12-month notice period.

NOTE 4. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2019 and 2018:

	April 30, 2019	April 30, 2018
Net assets available for benefits per the financial statements	$151,455,053	$137,695,056
Deemed loan activity	(5,724)	(5,724)
Benefits paid to participants	—	(34,588)
Net assets available for benefits per Form 5500	$151,449,329	$137,654,744

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements and Form 5500 for the year ended April 30, 2019:

April 30, 2019
Changes in net assets available for benefits per the financial statements	$13,759,997
Benefits paid to participants	34,588
Net income per Form 5500	$13,794,585

Deemed distributions of participant loans are recorded on Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants' termination and actual distribution from the Plan. Distributions requested within the plan year, and not paid until the following year, are recorded on Form 5500, and recorded upon distribution in the financial statements.

NOTE 5. PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The Plan Sponsor has not expressed any intent to terminate the Plan.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 8, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investment accounts and represents approximately 13.3 percent and 17.7 percent of the net assets available for benefits at April 30, 2019 and 2018, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for benefits as a whole.

NOTE 8. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in common/collective trusts and a money market security fund that are administered or managed by Wells Fargo Bank, N.A., the Plan’s trustee.  In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  As of April 30, 2019 and 2018, the Plan owned 2,652,386 and 2,704,707 shares of common stock of Daktronics, Inc., respectively. As of April 30, 2019 and 2018, the Plan received 754,605 and 781,490 of dividends from the Daktronics stock.

NOTE 9. SUBSEQUENT EVENTS

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2019

Identity of Issue, Borrower,		Current Value (2)
Lessor, or Similar Party	Shares
Common Stock:
Daktronics, Inc. common stock (1)	2,652,386	$20,107,503
Common Collective Trusts:
Wells Fargo Stable Return Fund (1)	601,282	6,620,596
Wells Fargo/BlackRock S&P 500 Index Fund (1)	300,814	7,304,866
		13,925,462
Mutual Funds:
American Funds EuroPacific	208,401	10,932,695
John Hancock Disciplined Value Fund	93,409	1,901,801
John Hancock Disciplined Value Mid Cap Fund	338,746	7,079,792
JP Morgan Large Cap Growth -R6	439,095	18,582,497
T Rowe Price Mid-Cap Growth Fund	140,403	12,931,144
T Rowe Price Small Capitalization Fund	227,402	11,381,453
Investment Company of America - R6 (Large cap fund)	341,308	13,263,228
Vanguard Mid Cap Index-ADM	17,945	3,705,886
Vanguard Small Cap Index FD-ADM	48,213	3,657,956
Vanguard Total Int ST IDX-AD	5,459	156,388
Pimco Total Return Fund (Bond fund)	567,375	5,736,159
Vanguard Total BD MKT INDX-ADM	34,624	369,089
MFS Total Return Fund-R3	529,419	10,064,249
Vanguard Target Retirement 2060	10,948	392,472
Vanguard Target Retirement Fund	10,495	142,212
Vanguard Target Retirement 2015	2,163	32,364
Vanguard Target Retirement 2020	18,551	583,245
Vanguard Target Retirement 2025	76,032	1,437,766
Vanguard Target Retirement 2030	41,072	1,419,852
Vanguard Target Retirement 2035	64,791	1,380,056
Vanguard Target Retirement 2040	42,379	1,563,788
Vanguard Target Retirement 2045	105,210	2,445,081
Vanguard Target Retirement 2050	67,314	2,517,530
Vanguard Target Retirement 2055	57,812	2,346,588
		114,023,291
Money market mutual fund:
Wells Fargo/BlackRock Short-Term Money Market Fund (1)	651,688	651,688
Participant loans (with interest rates ranging from 3.25% to 8.00%, maturing through March 2028)(1,3)		2,025,186
		$150,733,130
(1) Indicates a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and therefore is not included.
(3) Net of $5,724 in deemed loan distributions.

 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

August 26, 2019